EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                October 18, 2009

TEL AVIV STOCK EXCHANGE          SECURITIES AUTHORITY

www.tase.co.il                   www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

 Subject of the Event: Approval of the Agreement with the Tax Assessing Officer

On October 18, 2009 the Bank issued an Immediate Report concerning an agreement signed between the Bank and the tax assessing officer for large enterprises regarding the attributed date of the income from the refund of excess interest paid by the Bank for the special line of credit from the Bank of Israel and regarding the manner in which the past accumulated losses of the Bank will be offset in the event of the sale of the Bank. The Report noted that the agreement required the approval of the Bank's Board of Directors. This is to report, that at its meeting on October 25, 2009, the Bank's Board of Directors approved the above agreement with the tax assessing officer.

The date and time when the Company was first made aware of the event or matter:

October 25, 2009 at 3:00 P.M.